Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TALEO CORPORATION

ARTICLE I

The name of this Corporation is Taleo Corporation (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (“DGCL”).

ARTICLE IV

The aggregate number of shares which this Corporation shall have authority to issue is 100 shares of capital stock all of which shall be designated “Common Stock”, each having a par value of one cent ($0.01).

ARTICLE V

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. The Bylaws may be altered or amended, or new Bylaws may be adopted, by the stockholders entitled to vote. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE VI

A. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

B. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

C. Neither any amendment or repeal of any Section of this Article VI, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation inconsistent with this Article VI, shall adversely affect any right or protection of any director, officer, employee or other agent established pursuant to this Article VI existing at the time of such amendment, repeal or adoption of any inconsistent provision, including without limitation by eliminating or reducing the effect of this Article VI, for or in respect of any act, omission or other matter occurring, or any action or proceeding accruing or arising (or that, but for this Article VI, would accrue or arise), prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Subject to the provisions above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed, by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.